Exhibit 99.1

SCORPIO BULKERS INC. ANNOUNCES REVERSE STOCK SPLIT TO BE EFFECTIVE APRIL 7, 2020

MONACO, April 3, 2020 (GLOBE NEWSWIRE) — Scorpio Bulkers Inc. (the "Company" or "Scorpio Bulkers") announced today that its board of directors has determined to effect a one-for-ten reverse stock split of the Company's common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 31,875,000 shares.  The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's annual general meeting of shareholders held on April 3, 2020.
The reverse stock split will take effect, and the Company's common shares will begin trading on a split-adjusted basis on the New York Stock Exchange ("NYSE") as of the opening of trading on April 7, 2020.  The CUSIP number of Y7546A 130 will be assigned to the Company's common shares when the reverse stock split becomes effective.
When the reverse stock split becomes effective, every ten of the Company's issued common shares will be combined into one issued common share, without any change to the par value per share.  This will reduce the number of outstanding common shares from approximately 72.5 million shares to approximately 7.25 million shares.
No fractional shares will be issued in connection with the reverse stock split.  Shareholders who would otherwise hold a fraction of a common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company's common shares on the NYSE on April 6, 2020.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after April 7, 2020.  Such beneficial holders may contact their bank, broker, or nominee for more information.
The purpose for seeking shareholder approval to effect the reverse stock split was to increase the market price of the Company's common shares.  The Company believes that the increased market price for its common shares that is expected as a result of implementing the reverse stock split will improve the marketability and liquidity of the Company's common shares and will encourage interest and trading in the Company's common shares.
Additional information about the reverse stock split and reduction in authorized share capital can be found in the Company's proxy statement mailed to shareholders on or about March 9, 2020, a copy of which was furnished to the U.S. Securities and Exchange Commission (the "Commission") on March 9, 2020 on the Company's Report of Foreign Private Issuer on Form 6-K and is available on the Commission's website at www.sec.gov.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  The Company currently has seven vessels held for sale. Upon the completion of the sale of the seven vessels, Scorpio Bulkers Inc. will have an operating fleet of 51 vessels consisting of 45 wholly-owned or finance leased drybulk vessels (including 16 Kamsarmax vessels and 29 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). The Company's owned and finance leased fleet will have a total carrying capacity of approximately 3.1 million dwt and all of the Company's owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.